UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-34827
(Check One):    ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2012
☐ Transition Report on Form 10-K                ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                 ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION
Full Name of Registrant         Molycorp, Inc.

Former Name if Applicable    ____________________________________
Address of principal executive office (Street and number)
5619 Denver Tech Center Parkway, Suite 1000
City, state and zip code       Greenwood Village, Colorado 80111

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, in connection with the preparation of its financial statements for the year ended December 31, 2012, Molycorp, Inc. (the “Company”) has determined that it will incur a non-cash goodwill impairment charge, substantially all of which will relate to its acquisition of Neo Material Technologies Inc. (the “Molycorp Canada acquisition”). The Company has not yet determined the actual amount of the goodwill impairment charge, but it is expected that the charge will be a substantial portion of the total amount of goodwill the Company had recorded in respect of the Molycorp Canada acquisition. The actual amount of the goodwill impairment charge will be determined by the Company as it finalizes its financial statements for the year ended December 31, 2012.

The Company will not restate any previously issued financial statements in connection with the incurrence of the goodwill impairment charge.

Accordingly, until the Company determines the actual amount of the goodwill impairment charge, the Company will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”). The delay could not be eliminated without unreasonable effort or expense. The Company will file the Form 10-K as soon as practicable after resolution of this issue.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification
               Michael F. Doolan                    (416) 367-8588 ext. 335
(Name)             (Area Code) (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

        Molycorp, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

MOLYCORP, INC.
Date: March 1, 2013	By: /s/ Michael F. Doolan
Name: Michael F. Doolan Title: Executive Vice President and Chief Financial Officer

EXHIBIT A
For the year ended December 31, 2011, the Company reported net income of approximately $118.3 million. The Company currently expects that lower selling prices and increased costs, as well as the goodwill impairment charge discussed in Part III above, will cause a significant change in net income for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The Company cannot, however, currently give a reasonable estimate of its results of operation for the year ended December 31, 2012 as it is currently in the process of determining the actual amount of the goodwill impairment charge.